Suite 835 – 1100 Melville Street
Vancouver, BC V6E 4A6
Office: (604) 568-2496
Fax: (604) 568-1540
www.argentexmining.com
info@argentexmining.com

Argentex Drills 9.00 Meters of 2.63 g/t Au and 682.8 g/t Ag at Marta Noroeste Vein
at Pinguino Project

Vancouver, BC, Canada – September 12, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) is pleased to release additional drill results from its 2011 exploration program at the Pinguino project, located in the Santa Cruz province of Argentina. The program consisted of 19,704 meters of drilling in 206 holes. To date, the Company has received sample results from 13,943 meters of drilling from 154 holes, with approximately 25 % of holes remaining to be processed in the lab.

Results below are from the most recent 21 holes at Pinguino. All of these holes are located on the Marta Noroeste vein. A map of drill hole collars is available on the Company’s web site at www.argentexmining.com).

Drill Hole	From (m)	To (m)	Interval (m)*	Gold (g/t)	Silver (g/t)	**Silver Eq (g/t)
MARTA NOROESTE

PR015-11	36.00	48.00	12.00	0.33	181.8	196.7
including	40.00	43.00	3.00	0.95	638.4	680.7
PR017-11	77.00	79.00	2.00	0.14	31.1	37.4
PR019-11	55.00	72.00	17.00	0.27	28.0	39.9
including	70.00	72.00	2.00	2.13	146.7	241.3
PR022-11	48.00	51.00	3.00	0.15	19.6	26.2
PR024-11	72.00	76.00	4.00	0.06	30.6	33.3
PR026-11	12.00	25.00	13.00	0.23	84.6	94.7
including	20.00	24.00	4.00	0.64	209.5	237.8
PR027-11	26.00	37.00	11.00	0.04	18.6	20.4
PR123-11	22.00	55.00	33.00	0.36	63.2	79.2
including	22.00	25.00	3.00	3.56	678.5	836.6
PR125-11	1.00	33.00	32.00	0.52	22.9	45.9
including	15.00	17.00	2.00	7.27	189.5	512.4
PR127-11	40.00	64.00	24.00	0.80	81.9	117.5
including	43.00	53.00	10.00	1.75	165.2	242.7
PR129-11	31.00	64.00	33.00	0.78	200.9	235.4
including	51.00	60.00	9.00	2.63	682.8	799.4

PR131-11	58.00	64.00	6.00	0.20	28.5	37.3
PR135-11	14.00	43.00	29.00	0.34	40.9	55.8
including	37.00	43.00	6.00	1.39	157.1	219.0
PR139-11	22.00	23.00	1.00	0.11	67.7	72.4
PR140-11	35.00	37.00	2.00	0.16	33.3	40.3
PR141-11	35.00	39.00	4.00	0.12	28.7	34.2
PR150-11	0.00	32.00	32.00	0.15	53.1	59.9
including	18.00	23.00	5.00	0.70	302.0	333.1
P362-11	127.10	140.10	13.00	0.27	25.3	37.1
P363-11	115.40	165.90	50.50	0.22	144.1	153.7
including	116.40	129.50	13.10	0.74	432.7	465.4
P401-11	196.50	217.05	20.55	0.16	20.2	27.2
including	211.50	216.00	4.50	0.33	56.2	70.6
P402-11	234.25	237.70	3.45	0.43	14.0	33.2

*True widths are estimated to be 85-90% of the stated interval; ** Silver Eq is Silver Equivalent of gold plus silver and based upon a price ratio of 43:1 gold to silver; “P” represents core holes, “PR” represents RC holes

“The Marta Noroeste vein system is approximately 2,600 meters in length and is immediately northwest of two other mineralized veins named Marta Este and Marta Oeste. The vein, which is one of more than 50 veins identified to date, was drilled in the southernmost 1,500 meters of its estimated strike length, with an additional 1,100 meters remaining to be tested. Drilling results from Marta Noroeste continue to yield large mineralized intersections of high-grade gold and silver and will be included in our mineral resource update, which is expected to be completed in the fourth quarter of 2011. This mineralization is found at both shallow depths and deeper within the system, as evidenced by holes which tested down to depths approximately 200 meters below surface,” commented Ken Hicks, President of Argentex. “The Marta Vein system continues to develop into a key area of high grade gold and silver discoveries at Pinguino.”

About Pinguino

Argentex's 10,000-hectare Pinguino property is located in Argentina's Patagonia region, within the Deseado Massif of Santa Cruz province. The Deseado Massif is an active region of mining with four precious metal mines currently in production, and includes multiple active advanced and early stage exploration projects.

Pinguino is easily accessible, situated approximately 400 meters above sea level in low-relief topography. An existing system of all-weather roads provides year-round access to the property. Argentex believes that recent high-grade precious metal discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver-gold resource.

Quality Assurance

Samples selected for analysis are sent to Acme Analytical Laboratories’ sample preparation lab in Mendoza, Argentina. From there, sample pulps are sent to Santiago, Chile for fire assay gold analysis and to Vancouver, Canada for Group 1DX multi-element MS-ICP analysis. Samples with over-limit zinc, lead, silver and/or copper are reanalyzed using an ore-grade high detection limit 7AR analysis, also conducted in Vancouver. Acme Analytical Laboratories is an accredited ISO 9000:2001 full-service commercial laboratory with its head office located in Vancouver. Referee analyses will be carried out by Alex Stewart (assayers) Argentina S.A. in Mendoza, Argentina. Argentex, Acme and Alex Stewart all maintain comprehensive and independent Quality Control/Quality Assurance programs.

Exploration on the Pinguino property is being conducted under the supervision of Mr. Kenneth Hicks, P.Geo. Argentex's President and a "Qualified Person" (QP) as defined by Canada's National Instrument 43-101. Mr. Hicks is not considered “independent” of the issuer as he is part of company management.

About Argentex

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced exploration project portfolio in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include statements such as drilling results from Marta Noroeste continue to yield large mineralized intersections of high-grade gold and silver and will be included in our mineral resource update, which is expected to be completed in the fourth quarter of 2011, and that recent high-grade precious metal discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver-gold resource. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, competition for qualified personnel and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Report on Form 10-K and other public disclosure documents filed on the EDGAR website maintained by the Securities and Exchange Commission and the SEDAR website maintained by the Canadian Securities Administrators.